                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                               Ariel Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  04033M104
--------------------------------------------------------------------------------
                                (CUSIP Number)

    John Tingleff                               David A. Makarechian
    Chief Financial Officer and Secretary       Brobeck, Phleger & Harrison LLP
    Mayan Networks Corporation                  Two Embarcadero Place
    2115 O'Nel Drive                            2200 Geng Road
    San Jose, California 95131                  Palo Alto, California 94303
    (408) 350-1303                              (650) 424-0160
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 28, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.







     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 04033M104
          ---------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      MAYAN Networks Corporation

 1 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). IRS I.D.# 77-0467815

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of California
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                          SOLE VOTING POWER
                     7    1,716,678 (with respect to certain matters as set
     NUMBER OF            forth in the Voting Agreement dated as of March 28,
                          2001, the form of which is filed as Exhibit 2 to this
                          Schedule 13D)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      *1,716,678
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                                   [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 Approximately 12.1% (based on the number of shares of Issuer Common Stock outstanding as of March 28, 2001 as represented by the Issuer in the Agreement and Plan of Merger dated as of March 28, 2001 and incorporated by reference as Exhibit 1 to this Schedule 13D)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MAYAN Networks Corporation that it is the beneficial owner of any of the Common Stock of Ariel Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.       Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Issuer Common Stock"), of Ariel Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 2540 Route 130, Cranbury, New Jersey 08512.

Item 2.       Identity and Background.

          (a) The name of the person filing this statement is MAYAN Networks Corporation, a California corporation ("Mayan").

          (b) The address of the principal office and principal business of Mayan is 2115 O'Nel Drive, San Jose, California 95131.

          (c) Mayan designs, develops and markets telecommunications networking solutions to address the bandwidth constraints, complexity and service limitations of metropolitan edge networks. Set forth in Schedule A is the
                                                        ----------
name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Mayan's directors and executive officers, as of the date hereof.

          (d) During the past five years, neither Mayan nor, to Mayan's knowledge, any person named in Schedule A to this Statement, has been convicted
                               ----------
in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Mayan nor, to Mayan's knowledge, any person named in Schedule A to this Statement, was a party to a
                               ----------
civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

          (f) Not applicable

Item 3.       Source and Amount of Funds or Other Consideration.

          This statement on Schedule 13D relates to certain voting agreements between Mayan and certain stockholders of the Issuer (the "Parent Voting Agreements") whereby such stockholders have agreed to vote their shares of Issuer Common Stock in favor of the issuance of Issuer Common Stock in connection with the Merger as described in Item 4 below, in favor of any matter that could reasonably be expected to facilitate such issuance, and against any matter that could reasonably be expected to prevent the Merger. No funds were used and no funds are to be used by Mayan in entering into the Parent Voting Agreements and in acquiring the proxies thereunder. The Parent Voting Agreements and proxies were acquired by Mayan as part of the package of agreements as described in Item 4 below.

Item 4.       Purpose of Transaction.

          (a) - (b). Pursuant to an Agreement and Plan of Merger dated as of March 28, 2001 (the "Merger Agreement"), among the Issuer and Mayan (the reporting person in this Schedule 13D), and subject to conditions set forth therein, Mayan will be merged with and into Ariel and each shareholder of Mayan will receive shares of Ariel Common Stock. The Merger is subject to the approval and adoption of the Merger Agreement and the approval of the Merger by the shareholders of Mayan, the approval by Issuer's stockholders of the issuance of Issuer Common Stock in the Merger, and the satisfaction or waiver of certain other conditions, as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the form of the Merger Agreement included in Exhibit 1 to this Schedule 13D and
                                         ---------
incorporated herein in its entirety by reference.

          As a condition and an inducement to Mayan's willingness to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Parent Signatories") have entered into voting agreements, dated as of March 28, 2001, with Mayan and have irrevocably appointed the directors of Mayan as their lawful attorneys and proxies. The proxies give the directors of Mayan a limited right to vote each of the shares of Issuer capital stock beneficially owned by the Parent Signatories (the "Shares"). Subject to certain limited exceptions, the Parent Signatories are prohibited from transferring any of the Shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Parent Voting Agreements. The Parent Signatories and the number of shares beneficially owned by each of them is set forth in Schedule B
                                                                    ----------
hereto which is hereby incorporated herein by reference. The foregoing summary of the Parent Voting Agreements is qualified in its entirety by reference to the form of Parent Voting Agreement included as Exhibit 2 to this Schedule 13D and
                                            ---------
incorporated herein in its entirety by reference.

          In exercising their right to vote the Shares as lawful attorneys and proxies of the Parent Signatories, the directors of Mayan will be limited, at every Issuer stockholders meeting and every adjournment thereof, and on every written consent of Issuer's stockholders, to vote the Shares (i) in favor of the share issuance, (ii) in favor of any matter that could reasonably be expected to facilitate such issuance, (iii) against any matter that could reasonably be expected to prevent the Merger, (iv) against any merger, consolidation or other business combination of Issuer with, sale of assets or stock of Issuer to, or reorganization or recapitalization involving Issuer, other than as contemplated or permitted by the Merger Agreement, (v) against any liquidation, or winding up of Issuer, and (vi) against any other proposal or action which would, or could reasonably be expected to, prohibit or discourage the Merger, including any amendment of the certificate of incorporation or bylaws of Issuer not previously contemplated under the Merger Agreement which would dilute in any material respect the benefits to Mayan of the Merger or change in any manner the voting rights of any shares of Issuer capital stock. The Parent Signatories may vote the Shares on all other matters. The Parent Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to the terms of the Merger Agreement.

          (c) Not applicable

          (d) Upon consummation of the Merger, the directors of the Issuer shall be Anthony Agnello, Thomas Edrington, Esmond Goei, Steven Krausz, James Mongeillo and Peter Morris. Upon consummation of the Merger, Esmond Goei shall be the Chief Executive Officer and Chairman and John Tingleff shall be the Chief Financial Officer and Secretary of the Issuer. The other current officers of the Issuer shall remain the same, until their respective successors are duly elected or appointed and qualified.

          (e) As a result of the Merger described in Item 4 above, each outstanding share of Mayan common stock and options and warrants to purchase Mayan common stock will be exchanged for securities representing 90% of the fully-diluted as converted shares of the combined company. Ariel stockholders, option holders and warrant holders will retain control of approximately 10% of the combined company.

          In addition, Seventy-Five Million dollars ($75,000,000) in convertible promissory notes issued by Mayan may convert to Ariel common stock following the transaction pursuant to the terms of the convertible promissory notes and related indenture.

          (f) Not applicable

          (g) - (i) Not applicable

          (j) To Mayan's knowledge, other than described above, none.

Item 5.   Interest in Securities of the Issuer.

          (a) - (b) As a result of the Parent Voting Agreements, Mayan may be deemed to be the beneficial owner of at least 1,716,678 shares of Issuer Common Stock. Such shares constitute approximately 12.1% of the outstanding shares of Issuer Common Stock, based on the capitalization of the Issuer as of March 28, 2001 as represented to Mayan by the Issuer in the Merger Agreement and calculated in accordance with Rule 13d-3(d)(1)(i).

          Mayan has the power to vote the 1,716,678 shares for the limited purposes described above under the Parent Voting Agreements. Mayan does not have the power to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Parent Voting Agreements. Other than the limited voting rights described in Item 3 above, Mayan (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Parent Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Parent Voting Agreements.

          To Mayan's knowledge, except for Esmond Goei who beneficially owns 65,000 shares of Issuer Common Stock, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.
                                                  ----------

          (c) Except for Esmond Goei who received a stock option grant from the Issuer for 100,000 shares of Issuer Common Stock, neither Mayan nor, to Mayan's knowledge, any person named in Schedule A, has effected any transaction in the
                               ----------
Issuer Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than the Merger Agreement and the Parent Voting Agreements or as described in the Merger Agreement, to the knowledge of Mayan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

     The following documents are filed as exhibits:

     1. Form of Agreement and Plan of Merger, dated as of March 28, 2001, by and between Ariel Corporation and Mayan Networks Corporation.

     2. Form of Parent Voting Agreement, dated as of March 28, 2001, between Mayan Networks Corporation and certain stockholders of Ariel Corporation.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

Dated:  April 9, 2001

                              Mayan Networks Corporation

                              By:  /s/ John Tingleff
                                   --------------------------------------
                                   John Tingleff
                                   Chief Financial Officer

                                  Schedule A
                                  ----------

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          MAYAN NETWORKS CORPORATION

(Name)                                (Present Principal Occupation                                (Address)
                                      Including Name of Employer (if other
                                      than Mayan Networks Corporation))

Executive Officers of Mayan Networks Corporation:
---------------------------------------------------

Esmond T. Goei                     Chief Executive Officer and Director                          2115 O'Nel Drive
                                                                                                 San Jose, CA 95131

Daniel Gatti                       President, and Director                                       2115 O'Nel Drive
                                                                                                 San Jose, CA 95131

John Tingleff                      Chief Financial Officer and Secretary                         2115 O'Nel Drive
                                                                                                 San Jose, CA 95131

Farooq Raza                        Vice President, Marketing                                     2115 O'Nel Drive
                                                                                                 San Jose, CA 95131

Alan R. Brown                      Vice President, Engineering                                   2115 O'Nel Drive
                                                                                                 San Jose, CA 95131

Daniel W. Brown                    Vice President, Product Marketing                             2115 O'Nel Drive
                                                                                                 San Jose, CA 95131

Jim Linkous                        Vice President, Worldwide Sales                               2115 O'Nel Drive
                                                                                                 San Jose, CA 95131

Sullivan Bookataub                 Vice President, Operations                                    2115 O'Nel Drive
                                                                                                 San Jose, CA 95131

Andrew White                       Vice President, Corporate Resources                           2115 O'Nel Drive
                                                                                                 San Jose, CA 95131

Outside Directors:
------------------

Thomas Edrington                   Self Employed                                                 Danville, CA

Steven Krausz                      General Partner, US Venture Partners                          Menlo Park, CA

James Mongiello                    General Partner, Redpoint Venture Capital                     Menlo Park, CA

Peter Morris                       General Partner, New Enterprise Associates                    Menlo Park, CA

                                   Schedule B
                                   ----------

Parent Signatory                    Shares Beneficially Owned
----------------                    -------------------------
Agnello, Anthony                             726,000
Atlas, Jay                                   236,250
Borgialli, Carlos                             60,265
Burlinson, Robert                             64,000
Corrado, Eugene                               10,500
During, David                                 23,500
Elwell, Don                                   70,250
Flocco, Richard                               28,851
Fuchs, Ira                                    50,000
Guedalia, Nathan                              20,875
Kristianson, Kenneth                               0
Loprete, John                                 29,500
Mullen, Bonne                                  4,025
Mzili, Aziz                                    8,275
Naseef, Arthur                                     0
Paul, Harold                                  45,000
Schneider, Dennis                            333,000
Vieira, Johnny                                 6,387

                                 EXHIBIT INDEX
                                 -------------


Exhibit Number                      Description of Document
--------------                      -----------------------
1                                   Form of Agreement and Plan of Merger, dated
                                    as of March 28, 2001, by and between Ariel
                                    Corporation and Mayan Networks Corporation.

2 Form of Parent Voting Agreement, dated as of March 28, 2001, between Mayan Networks Corporation and certain stockholders of Ariel Corporation.